EXHIBIT 99.1

Translation for informational purposes only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

CALL

By resolution of the Board of Directors of CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. (the “Company”), pursuant to Articles 181, 183, 186 and 187 of the General Corporations Law and Clause Eighteenth of the by-laws of the Company, the shareholders are hereby called to attend to a General Ordinary Shareholders Meeting that will take place, in first call, on March 19TH, 2025, at the corporate offices of the Company, located at Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, Ciudad de México, C.P. 05120 at 10:00 a.m., to attend the items of the following:

AGENDA

I.	Presentation, and in its case, approval of the 2024 annual report by the CEO.

II.	Presentation, and in its case, approval of the 2024 annual report by the Board of Directors.

III.	Presentation, and in its case, approval of the 2024 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, and Environmental, Social and Corporate Governance Committees.

IV.	Report on the compliance of tax obligations of the Company and its subsidiaries, during 2024.

V.	Presentation, discussion, and in its case, approval of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2024, and report from the external auditor.

VI.	Proposal, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors.

VII.	Presentation, and in its case, approval of the share repurchase program during 2024.

VIII.	Proposal, and in its case, approval of the 2025 share repurchase program, the amount that may be used in a revolving manner to such purposes, and delegation of authority to the Board of Directors for its execution.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and appointment of the presidents of the Audit and Corporate Practices Committees, and their compensation for 2025.

X.	Appointment of special delegates

Pursuant to that set forth in Clause Nineteenth of the by-laws of the Company, only the persons registered as shareholders in the share registry ledger of the Company, or that evidence ownership of the shares of the Company through the certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. supplemented with the depositors’ list, shall have the right to appear or to be represented in the Shareholder´s Meeting. The members of the Board of Directors of the Company may not represent shareholders.

Shareholders may be represented by means of a power of attorney granted in the form that, in terms of Article 49 fraction III, of the Securities Market Law, is available at the secretary´s office of the Company from the date of publication of this call, or by means of powers of attorney granted in terms of common law. The secretary´s office of the Company is located in Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, C.P. 05120, Alcaldía Cuajimalpa de Morelos, Ciudad de México.

Deposit of share titles, or in its case, the delivery of the relevant deposit certificates, must be done at the offices of the Company, in the address referred to in the foregoing paragraph, from Monday thru Friday, from 9:00 to 14:00 hours and 16:00 to 18:00 hours, from the date of publication of this call and until two (2) business days before the date of the  Shareholder´s Meeting take place. There they may also collect the corresponding admission cards.

The information and documentation related to the items contemplated in the agenda is available for the shareholders and the corresponding custodians, in the address of the Company, free of charge.

Mexico City, February 18th, 2025

/s/ Mr. Alejandro Pucheu Romero

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Secretary of the Board of Directors